

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2025

Gregory Wong
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 12th Floor
Foster City, California 94404

> **Re: QuinStreet, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2024**
> **File No. 001-34628**

Dear Gregory Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services